Fiscal 2025 Three Months Ended 30 June 2024

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Earnings Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 13 August 2024, are available from the Investor Relations area of our website at https://ir.jameshardie.com.au/financial-information/financial-results.
Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations

Telephone:	+1 773-970-1213
Email:	investors@jameshardie.com

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

1st Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 30 June
	FY25	FY24	Change
Net sales	$991.9	$954.3	4%
Gross margin (%)	40.0	39.1	0.9 pts
EBIT	235.4	233.9	1%
EBIT margin (%)	23.7	24.5	(0.8 pts)
Adjusted EBIT[1]	236.0	234.2	1%
Adjusted EBIT margin (%)[1]	23.8	24.5	(0.7 pts)
Net income	155.3	157.8	(2%)
Adjusted Net income[1]	177.6	174.5	2%
Diluted earnings per share	$0.36	$0.36	—%
Adjusted diluted earnings per share[1]	$0.41	$0.39	4%

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales increased 4% primarily due to an increase in average net sales price in all three regions. Total volume was relatively flat due to higher volumes in Europe offset by lower volumes in Asia Pacific.
•Gross margin increased 0.9 percentage points driven by improvements in North America and Europe, partially offset by a decrease in Asia Pacific.
•EBIT margin decreased driven by higher SG&A expense as a percentage of sales, partially offset by higher gross margin. Higher SG&A expense was attributable to an increase in employee costs across all regions, partly offset by lower stock-based compensation expenses.

We achieved a solid start to the fiscal year, enabled by the teams' focus on safely delivering the highest quality products, solutions and services to all participants in our value chain. We are executing our strategy, delivering on our commitments and managing decisively as we continue to scale the organization and invest to profitably grow our business. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change
Volume (mmsf)	751.5	747.8	—%
Average net sales price per unit (per msf)	US$960	US$923	4%

Fiber cement net sales	729.3	694.8	5%
Gross profit			8%
Gross margin (%)			1.2 pts
EBIT	227.3	217.6	4%
EBIT margin (%)	31.2	31.3	(0.1 pts)

Q1 FY25 vs Q1 FY24
Net sales increased 5% primarily driven by higher average net sales price resulting from our annual price increase.
Gross margin increased as a result of the following components:

Higher average net sales price	2.5	pts
Higher production and distribution costs	(1.3	pts)
Total percentage point change in gross margin	1.2	pts
Higher production and distribution costs resulted from higher cement, freight and labor costs, partially offset by lower pulp costs. Additionally, the region recorded a US$4.0 million asset impairment charge and US$4.3 million in startup costs at our Prattville and Westfield facilities.
SG&A expenses increased 21% primarily driven by higher marketing and employee costs. As a percentage of sales, SG&A expenses increased 1.3 percentage points.
EBIT margin decreased 0.1 percentage points to 31.2%, driven by higher SG&A expenses, partially offset by higher gross margin.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	3

OPERATING RESULTS

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change
Volume (mmsf)	126.2	138.4	(9%)
Average net sales price per unit (per msf)	US$961	US$908	6%

Fiber cement net sales	135.3	140.1	(3%)
Gross profit			(6%)
Gross margin (%)			(1.2 pts)
EBIT	41.2	46.5	(11%)
EBIT margin (%)	30.4	33.1	(2.7 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months Ended 30 June
	FY25	FY24	Change
Volume (mmsf)	126.2	138.4	(9%)
Average net sales price per unit (per msf)	A$1,457	A$1,358	7%

Fiber cement net sales	205.3	209.7	(2%)
Gross profit			(5%)
Gross margin (%)			(1.2 pts)
EBIT	62.5	69.5	(10%)
EBIT margin (%)	30.4	33.1	(2.7 pts)

Q1 FY25 vs Q1 FY24 (A$)
Net sales decreased 2%, driven by lower volumes of 9%, partially offset by higher average net sales price of 7%. The decline in volumes was due to weaker markets in Australia and the Philippines, partially offset by higher volumes in New Zealand. Favorable average net sales price resulted from our annual price increase, higher value product mix and favorable geographic mix.
Gross margin decreased as a result of the following components:

Higher average net sales price	3.5	pts
Higher production and distribution costs	(4.7	pts)
Total percentage point change in gross margin	(1.2	pts)
Higher production and distribution costs resulted primarily from geographic mix and higher value product mix, as well as higher energy costs.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	4

OPERATING RESULTS

SG&A expenses increased 15% primarily due to higher employee costs attributable to wage inflation and higher sales headcount. As a percentage of sales, SG&A expenses increased 1.5 percentage points.
EBIT margin of 30.4% decreased 2.7 percentage points, driven by lower gross margin and higher SG&A expenses.

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change
Volume (mmsf)	199.7	187.0	7%
Average net sales price per unit (per msf)	US$527	US$520	1%

Fiber cement net sales	21.2	21.0	1%
Fiber gypsum net sales[1]	106.1	98.4	8%
Net sales	127.3	119.4	7%
Gross profit			13%
Gross margin (%)			1.9 pts
EBIT	12.2	11.8	3%
EBIT margin (%)	9.6	9.8	(0.2 pts)

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months Ended 30 June
	FY25	FY24	Change
Volume (mmsf)	199.7	187.0	7%
Average net sales price per unit (per msf)	€490	€478	3%

Fiber cement net sales	19.7	19.3	2%
Fiber gypsum net sales[1]	98.5	90.4	9%
Net sales	118.2	109.7	8%
Gross profit			15%
Gross margin (%)			1.9 pts
EBIT	11.4	10.8	6%
EBIT margin (%)	9.6	9.8	(0.2 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	5

OPERATING RESULTS

Q1 FY25 vs Q1 FY24 (€)
Net sales increased 8% primarily related to a 7% increase in volumes and a 3% increase in average net sales price. The volume increase primarily resulted from higher fiber gypsum volumes. Higher average net sales price was driven by geographic mix.
Gross margin increased as a result of the following components:

Higher average net sales price	1.5	pts
Lower production and distribution costs	0.4	pts
Total percentage point change in gross margin	1.9	pts
Lower production and distribution costs resulted from higher fiber gypsum sales partially offset by higher paper and freight costs.
SG&A expenses increased 23% due to higher employee costs based on our investment in our sales team to drive strategic growth in high value products, partially offset by lower marketing costs. As a percentage of sales, SG&A expenses increased 2.5 percentage points.
EBIT margin of 9.6% decreased 0.2 percentage points primarily driven by higher SG&A expenses, partially offset by higher gross margin.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	6

OPERATING RESULTS

General Corporate
Results for General Corporate were as follows:

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change %
General Corporate costs	$35.8	$33.7	6
Less: Asbestos related expenses and adjustments	(0.6)	(0.3)	100
Adjusted General Corporate costs	$35.2	$33.4	5
General Corporate costs increased US$2.1 million, primarily driven by higher employee costs and professional fees, partially offset by lower stock-based compensation of US$7.8 million.

Interest, net

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change %
Interest expense	$15.7	$13.4	17
Capitalized interest	(6.2)	(3.8)	63
Interest income	(4.8)	(1.5)	220
AICF interest income	(3.0)	(2.3)	30
Interest, net	$1.7	$5.8	(71)

Interest expense increased due to higher total outstanding debt resulting from the term loan agreement entered into October 2023. The increase in capitalized interest is due to a higher average amount of accumulated capital expansion project spend related to our Prattville, Alabama plant. The increase in interest income was driven primarily by higher cash balances.

Income Tax

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change
Income tax expense	$78.6	$70.6	11%
Effective tax rate (%)	33.6	30.9	2.7 pts

Adjusted income tax expense[1]	$53.9	$51.9	4%
Adjusted effective tax rate[1] (%)	23.3	22.9	0.4 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments
The effective tax rate increased 2.7 percentage points primarily due to discrete items recorded in the current quarter. The Adjusted effective tax rate increased 0.4 percentage points, primarily due to a change in the geographical mix of earnings.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	7

OPERATING RESULTS

Net Income

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change %
EBIT
North America Fiber Cement	$227.3	$217.6	4
Asia Pacific Fiber Cement	41.2	46.5	(11)
Europe Building Products	12.2	11.8	3
Research and Development	(9.5)	(8.3)	(14)
General Corporate[1]	(35.2)	(33.4)	(5)
Adjusted EBIT	236.0	234.2	1

Net income
Adjusted interest, net[2]	4.7	8.1	(42)
Other income, net	(0.2)	(0.3)	(33)
Adjusted income tax expense[3]	53.9	51.9	4
Adjusted net income	$177.6	$174.5	2

1.Excludes Asbestos-related expenses and adjustments
2.Excludes AICF interest income
3.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Higher Adjusted net income was primarily driven by higher EBIT in North America and lower adjusted net interest expense, partially offset by lower EBIT in Asia Pacific.
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Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	8

OTHER INFORMATION

Cash Flow

US$ Millions	Three Months Ended 30 June
	FY25	FY24	Change	Change %
Net cash provided by operating activities	$185.1	$252.3	$(67.2)	(27)
Net cash used in investing activities	139.8	149.5	(9.7)	(6)
Net cash used in financing activities	77.4	129.2	(51.8)	(40)
Significant sources and uses of cash during fiscal year 2025 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$267.8 million
◦Working capital increased, reducing operating cashflow by US$12.1 million due to higher inventory, offset by a change in accounts payable
◦Asbestos claims paid of US$26.7 million
◦Other accrued liabilities decreased, reducing operating cashflow by US$50.9 million primarily due to bonus payments
◦Higher income taxes payable increased operating cashflow by US$22.0 million
•Cash used in investing activities:
◦Capital expenditures of US$129.8 million, including global capacity expansion project spend of US$65.7 million related primarily to our Prattville, Alabama and Orejo, Spain brownfield expansion projects
•Cash used in financing activities:
◦Repurchase of shares of US$75.0 million

Capacity Expansion

Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.

In fiscal year 2025, we estimate total Capital Expenditures will be approximately US$500 million to US$550 million. During Q1 FY2025 we have:

•Completed commissioning and commenced production at our ColorPlus® finishing capacity in Westfield, Massachusetts

In addition, in fiscal year 2025, we plan to:

•Complete brownfield expansion of sheet machines 3 and 4 at Prattville, Alabama
•Continue construction of ColorPlus® finishing capacity at Prattville, Alabama
•Continue brownfield expansion of our fiber gypsum facility in Orejo, Spain
•Begin brownfield expansion of our Cleburne, Texas facility
•Continue planning of our greenfield facility at Crystal City, Missouri

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	9

OTHER INFORMATION

Liquidity and Capital Allocation

At 30 June 2024 we had US$360.1 million in cash and cash equivalents, a decrease of US$4.9 million from 31 March 2024. We also have US$593.2 million of available borrowing capacity under our revolving credit facility at 30 June 2024.
During fiscal year 2025, we will contribute A$149.6 million to AICF, excluding interest, in quarterly installments; the first payment of A$37.4 million was made 1 July 2024.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to invest in our organic growth, including capital expenditures, while meeting our planned working capital, share repurchase and other expected cash requirements for the next twelve months.

Capital Management

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Maintain a flexible balance sheet
•Deploy excess capital to shareholders
•Evaluate potential inorganic opportunities
In June 2024, the Company announced a US$50 million increase to the share buyback program to acquire up to US$300 million of its outstanding shares. For the quarter ended 30 June 2024, we repurchased 2.4 million shares for US$75.0 million at an average per share price of US$31.42, which leaves US$74.8 million remaining available for repurchase.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	10

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents
This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our condensed consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT;
•	Adjusted EBIT margin;
•	Adjusted interest, net;
•	Adjusted net income;
•	Adjusted diluted earnings per share;
•	Adjusted income before income taxes;
•	Adjusted income tax expense; and
•	Adjusted effective tax rate
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold

NM – Not meaningful

Sales Volume

mmsf – million standard feet, where a standard foot is defined as a square foot of 5/16” thickness msf – thousand standard feet, where a standard foot is defined as a square foot of 5/16” thickness
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	11

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months Ended 30 June
	FY25	FY24
EBIT	$235.4	$233.9
Asbestos related expenses and adjustments	0.6	0.3
Adjusted EBIT	$236.0	$234.2
Net sales	991.9	954.3
Adjusted EBIT margin	23.8%	24.5%

Adjusted interest, net

US$ Millions	Three Months Ended 30 June
	FY25	FY24
Interest, net	$1.7	$5.8
AICF interest income	(3.0)	(2.3)
Adjusted interest, net	$4.7	$8.1

Adjusted net income

	Three Months Ended 30 June
	FY25	FY24
Net income	$155.3	$157.8
Asbestos related expenses and adjustments	0.6	0.3
AICF interest income	(3.0)	(2.3)
Tax adjustments[1]	24.7	18.7
Adjusted net income	$177.6	$174.5

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	12

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months Ended 30 June
	FY25	FY24
Adjusted net income (US$ millions)	$177.6	$174.5
Weighted average common shares outstanding - Diluted (millions)	434.5	442.8
Adjusted diluted earnings per share	$0.41	$0.39

Adjusted effective tax rate

US$ Millions	Three Months Ended 30 June
	FY25	FY24
Income before income taxes	$233.9	$228.4
Asbestos related expenses and adjustments	0.6	0.3
AICF interest income	(3.0)	(2.3)
Adjusted income before income taxes	$231.5	$226.4

Income tax expense	78.6	70.6
Tax adjustments[1]	(24.7)	(18.7)
Adjusted income tax expense	$53.9	$51.9
Effective tax rate	33.6%	30.9%
Adjusted effective tax rate	23.3%	22.9%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	13

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 20 May 2024, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2025	14